Exhibit 99

T. ROWE PRICE GROUP REPORTS SECOND QUARTER 2012 RESULTS

BALTIMORE (July 25, 2012) – T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its second quarter of 2012 results, including net revenues of $736.8 million, net income of $206.8 million, and diluted earnings per common share of $.79. In the second quarter of 2011, net revenues were $713.7 million, net income was $204.7 million, and diluted earnings per common share was $.76.

Investment advisory revenues for the second quarter of 2012 increased $18.3 million to $630.0 million from the comparable 2011 period, as average assets under management were up $23.4 billion, or 4.5%. Assets under management at June 30, 2012 totaled $541.7 billion, a decrease of $13.1 billion from $554.8 billion at March 31, 2012. Net cash inflows in the second quarter of 2012 of $4.7 billion, including $2.8 billion originating in the target-date retirement portfolios, were more than offset by $17.8 billion in market depreciation.

At June 30, 2012, assets under management include $321.7 billion in T. Rowe Price mutual funds distributed in the United States, and $220.0 billion in other managed investment portfolios. The firm’s target-date retirement portfolios had assets under management at June 30, 2012 of $79.0 billion, including $71.2 billion in target-date retirement funds and $7.8 billion in target-date retirement trusts.

Results for the first half of 2012 include net revenues of nearly $1.5 billion, net income of $404.3 million, and diluted earnings per common share of $1.54, an increase of 3% from the $1.49 per share in the first half of 2011. Net cash inflows of $17.1 billion and market appreciation and income of $35.1 billion increased assets under management $52.2 billion, or nearly 11%, from $489.5 billion at the end of 2011.

From an investment performance standpoint, 73% of the T. Rowe Price mutual funds across their share classes outperformed their comparable Lipper averages on a total return basis for the three-year period ended June 30, 2012, 85% outperformed for the five-year period, 77% outperformed for the 10-year period, and 69% outperformed for the one-year period. In addition, T. Rowe Price stock, bond and blended asset funds that ended the quarter with an overall rating of four or five stars from Morningstar account for 74% of the firm’s rated funds’ assets under management. The firm’s target-date retirement funds – which are designed to provide straight-forward investment and retirement planning solutions for clients – continue to deliver very attractive long-term performance, with at least 92% of these funds outperforming their comparable Lipper averages on a total return basis for the three- and five-year periods ended June 30, 2012.

Financial Highlights

Investment advisory revenues earned in the second quarter of 2012 from the T. Rowe Price mutual funds distributed in the United States were $434.3 million, an increase of $16.2 million, or 4%, from the comparable 2011 quarter. Average mutual fund assets under management in the second quarter of 2012 were $318.3 billion, an increase of 5% from the average for the second quarter of 2011. Money market advisory fees voluntarily waived by the firm to maintain positive yields for fund investors in the second quarter of 2012 were $7.8 million compared with $8.3 million in the comparable 2011 quarter. During the first half of 2012, the firm waived $16.6 million in such fees, an increase of $1.3 million from the similar 2011 period.

Mutual fund assets at June 30, 2012 were $321.7 billion, a decrease of $3.7 billion from March 31, 2012. Net cash inflows during the second quarter of 2012 were $6.3 billion, including $5.3 billion into the stock and blended asset funds and $1.2 billion into the bond funds. The money market funds had net outflows of $.2 billion. Lower market valuations decreased mutual fund assets under management by $10.0 billion during the second quarter of 2012.

Investment advisory revenues earned in the second quarter of 2012 on the other investment portfolios increased $2.1 million compared to the 2011 quarter to $195.7 million, as average assets under management increased $7.7 billion, or nearly 4%, to $220.0 billion. Assets under management in these portfolios at June 30, 2012 were $220.0 billion, a decrease of $9.4 billion from March 31, 2012. Decreases in market valuations lowered assets in these portfolios by $7.8 billion during the second quarter of 2012. Net cash outflows of $1.6 billion in the quarter were primarily from institutional investors outside the United States. While net cash flows from the firm’s institutional channel over the long-term have been strong, they are typically more variable over shorter periods, meaning some individual quarters can be much stronger or weaker than others. Investors domiciled outside the United States accounted for 10% of the firm’s assets under management at June 30, 2012.

Operating expenses were $408.8 million in the second quarter of 2012, up $21.7 million from the 2011 quarter due primarily to increases in compensation and related costs, depreciation and amortization expense, and occupancy and facility costs. Higher compensation and related costs of $12.7 million are primarily attributable to an increase in the firm’s number of associates, base salaries and variable compensation, and the costs of employee benefits. The firm has increased its average staff size by 2.3% from the second quarter of 2011, and employed 5,265 associates at June 30, 2012.

Advertising and promotion expenditures were $19.8 million in the second quarter of 2012 compared to $20.6 million in the comparable 2011 period. The firm currently expects that its advertising and promotion expenditures for the second half of 2012 will be similar to 2011 levels. The firm varies its level of spending based on market conditions and investor demand as well as its efforts to expand its investor base in the United States and abroad.

Occupancy and facility costs together with depreciation and amortization expense were $51.3 million in the second quarter of 2012, up $4.5 million compared to the second quarter of 2011. The change includes the added costs incurred to expand our facilities around the world as well as update our technology capabilities, including related maintenance programs, to meet increasing business demands.

Other operating expenses were $52.5 million in the second quarter of 2012, an increase of $2.8 million from the comparable 2011 period. The increase is primarily attributable to the reclassification of $5.0 million in certain third-party servicing costs that were previously reported as reductions of advisory and administrative fee revenues in the second quarter of 2011.

The provision for income taxes as a percentage of pretax income for the second quarter of 2012 is 38.3%. The firm currently estimates its effective rate for 2012 will be 38.4%.

T. Rowe Price remains debt-free with ample liquidity, including cash and mutual fund investment holdings of $1.9 billion. During the second quarter of 2012, the firm expended $129.2 million to repurchase 2.2 million shares of its common stock. The firm has invested $36.6 million in capitalized technology and facilities during the first half of 2012, and expects that total capital expenditures for property and equipment to be about $100 million in 2012. These cash expenditures are being funded from operating resources.

Management Commentary

James A.C. Kennedy, the company’s chief executive officer and president, commented: “Early in 2012, evidence supported the view that the U.S. economy was beginning to gain self-sustaining momentum, the Chinese economic slow down would likely be limited, and the European debt crisis was starting to be addressed. In contrast, more recent news has called all three of these trends into question. There is now rising concern about how long it might take to decide upon and implement a long-term solution in Europe. There is also considerable doubt about the willingness of politicians on this side of the Atlantic to rise above politics, especially in an election year, to make the decisions needed to address U.S. fiscal issues. The renewed political and economic uncertainties have led to another round of retrenchment by consumers and corporations around the globe, as well as by investors.

“Although investors remain cautious, we encourage them to look beyond the headlines and focus on the longer-term. Corporate balance sheets remain healthy, the U.S. housing market is showing signs of improvement, and stock valuations are generally reasonable. Although there are no easy choices for income-oriented investors, yields on certain riskier fixed income securities remain attractive given economic expectations and near record-low yields for U.S. Treasuries.

“While client cash flows across our diversified distribution channels may vary, we are pleased that in today’s volatile environment our strong long-term performance and investment solutions, such as our target-date retirement portfolios, continue to provide value to clients and generate healthy net inflows overall. Just as Thomas Rowe Price, Jr. did when he started the firm 75 years ago, we remain driven to perform for our clients. Over time, we are confident that this approach to managing the firm will also continue to create enduring value for our stockholders.”

Other Matters

The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the second quarter of 2012 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm’s unaudited financial results at June 30, 2012.

Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results, future transactions, investments, capital expenditures, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm’s 2011 Form 10-K report.

Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per-share amounts)

	Three months ended		Six months ended
	6/30/2011	6/30/2012	6/30/2011	6/30/2012
Revenues
Investment advisory fees	$611.7	$630.0	$1,200.5	$1,253.0
Administrative fees	80.2	82.7	160.6	165.6
Distribution and servicing fees	21.2	23.7	33.9	45.9
Net revenue of savings bank subsidiary	0.6	0.4	1.1	1.0

Net revenues	713.7	736.8	1,396.1	1,465.5

Operating expenses
Compensation and related costs	248.8	261.5	491.7	522.2
Advertising and promotion	20.6	19.8	46.0	45.6
Distribution and servicing costs	21.2	23.7	33.9	45.9
Depreciation and amortization of property and equipment	17.9	19.9	34.5	39.0
Occupancy and facility costs	28.9	31.4	56.6	61.5
Other operating expenses	49.7	52.5	95.3	107.1

Total operating expenses	387.1	408.8	758.0	821.3

Net operating income	326.6	328.0	638.1	644.2
Non-operating investment income	5.6	7.4	9.5	12.5

Income before income taxes	332.2	335.4	647.6	656.7
Provision for income taxes	127.5	128.6	248.3	252.4

Net income	$204.7	$206.8	$399.3	$404.3

Net income allocated to common stockholders
Net income	$204.7	$206.8	$399.3	$404.3
Less: net income allocated to outstanding restricted stock and stock unit holders	(0.9)	(1.2)	(1.7)	(2.2)

Net income allocated to common stockholders	$203.8	$205.6	$397.6	$402.1

Earnings per share on common stock
Basic	$.79	$.81	$1.54	$1.59

Diluted	$.76	$.79	$1.49	$1.54

Dividends declared per share	$.31	$.34	$.62	$.68

Weighted average common shares
Outstanding	258.0	253.4	258.3	253.2

Outstanding assuming dilution	266.7	260.6	267.6	260.8

	Three months ended		Six months ended
	6/30/2011	6/30/2012	6/30/2011	6/30/2012
Investment Advisory Revenues (in millions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$341.2	$347.4	$668.2	$691.5
Bond and money market	76.9	86.9	150.4	168.7

	418.1	434.3	818.6	860.2
Other portfolios
Stock and blended asset	160.8	154.5	315.6	311.9
Bond, money market and stable value	32.8	41.2	66.3	80.9

	193.6	195.7	381.9	392.8

Total	$611.7	$630.0	$1,200.5	$1,253.0

Average Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$228.0	$234.7	$224.4	$233.4
Bond and money market	74.6	83.6	72.9	82.0

	302.6	318.3	297.3	315.4
Other portfolios
Stock and blended asset	157.8	155.5	156.2	155.7
Bond, money market and stable value	54.5	64.5	53.2	63.2

	212.3	220.0	209.4	218.9

Total	$514.9	$538.3	$506.7	$534.3

			12/31/2011	6/30/2012
Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and blended asset			$211.7	$237.8
Bond and money market			77.7	83.9

			289.4	321.7
Other portfolios
Stock and blended asset			140.7	155.2
Bond, money market and stable value			59.4	64.8

			200.1	220.0

Total			$489.5	$541.7

Stock and blended asset portfolios			$352.4	$393.0
Fixed income portfolios			137.1	148.7

Total			$489.5	$541.7

			Six months ended
			6/30/2011	6/30/2012
Condensed Consolidated Cash Flows Information (in millions)
Cash provided by operating activities, including $50.0 of stock-based compensation in 2012			$610.5	$494.5
Cash used in investing activities, including ($36.6) for additions to property and equipment and ($155.9) for net sponsored mutual fund investments in 2012			(66.4)	(174.7)
Cash used in financing activities, including common stock repurchases of ($129.2) and dividends paid of ($173.1) in 2012			(334.5)	(245.4)

Net change in cash during the period			$209.6	$74.4

			12/31/2011	6/30/2012
Condensed Consolidated Balance Sheet Information (in millions)
Cash and cash equivalents			$897.9	$972.3
Accounts receivable			304.5	324.2
Investments in sponsored mutual funds			764.5	961.2
Property and equipment			567.4	564.4
Goodwill			665.7	665.7
Debt securities held by savings bank subsidiary, other investments and other assets			570.3	629.1

Total assets			3,770.3	4,116.9
Total liabilities			349.6	459.1

Stockholders’ equity, 253.7 common shares outstanding in 2012, including net unrealized holding gains of $131.2 in 2012			$3,420.7	$3,657.8